Exhibit 1.01

CONFLICT MINERALS REPORT

CALENDAR YEAR 2024

Kohl’s Corporation (together with its consolidated subsidiaries, “Kohl’s,” the “Company,” “we,” “us,” and “our”) has included this Conflict Minerals Report (this “Report”) as an exhibit to its Form SD for calendar year 2024, as provided for in Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Conflict Minerals Rule”). The date of filing of this Report is May 30, 2025.

Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “Conflict Minerals” (as defined below) are necessary to the functionality or production of such products. As used herein and consistent with the Conflict Minerals Rule, “Conflict Minerals” or “3TG” refer to (i) cassiterite, columbite-tantalite (coltan), gold, wolframite, and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals; or (ii) any other minerals or their derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo (“DRC”) or an “adjoining country.” Section 1502(e)(1) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 defines “adjoining country” as a country that shares an internationally recognized border with the DRC, which includes Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia (each, including the DRC, a “Covered Country”).

Applicability of the Conflict Minerals Rule to Kohl’s

As of February 1, 2025, we operated 1,175 Kohl’s stores and a website (www.Kohls.com). Our Kohl’s stores and website sell moderately-priced private and national brand apparel, footwear, accessories, beauty, and home products. Our Kohl’s stores generally carry a consistent merchandise assortment with some differences attributable to local preferences, store size, and Sephora at Kohl’s shop-in-shops. Our website includes merchandise that is available in our stores, as well as merchandise that is available only online.

Our merchandise mix includes both national brands and private brands that are available only at Kohl’s. Our private portfolio includes well-known established brands such as Apt. 9, Croft & Barrow, Jumping Beans, SO, Sonoma Goods for Life, and Tek Gear, and exclusive brands that are developed and marketed through agreements with nationally-recognized brands such as LC Lauren Conrad, Nine West, and Simply Vera Vera Wang.

We believe that we are subject to the Conflict Minerals Rule because of the degree of influence that we exercise over some of the materials, parts, or components of some of the private portfolio products that are manufactured for us and that contain necessary 3TG (referred to herein as “in-scope products”). However, for some of our private portfolio products, we exercise no influence over the materials, parts, or components of the products. Our involvement with those products is limited to having the manufacturer affix our portfolio brand name to the products. Those products and the related suppliers are therefore not in-scope for purposes of our compliance with the Conflict Minerals Rule. We do not manufacture any products.

We do not directly source 3TG from mines, smelters, or refiners, and we believe that we are many levels removed from these market participants. However, through the efforts described below, we seek to ensure that the sourcing practices of our private portfolio suppliers are consistent with our Conflict Minerals Policy described below.

For 2024, notwithstanding our due diligence efforts discussed herein, we were unable to determine the origin of at least a portion of the necessary 3TG in each of the products that we contracted to manufacture. However, none of the necessary 3TG contained in our in-scope products were determined by us to directly or indirectly finance or benefit armed groups in a Covered Country. We did not conclude that any of our in-scope products were “DRC conflict free.” The terms “armed group” and “DRC conflict free” have the meanings contained in the Conflict Minerals Rule.

Our Conflict Minerals Policy

We are committed to sourcing products from companies that share our values around human rights, ethics, and environmental responsibility. We have adopted a company policy for the 3TG that are in our supply chain (the “Conflict Minerals Policy”). The Conflict Minerals Policy includes, but is not limited to, our expectations that our suppliers:

•	adopt and maintain a policy to reasonably assure that the 3TG in the products supplied to Kohl’s are conflict free;

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establish their own due diligence programs to ensure conflict-free supply chains and take any other steps necessary to abide by the contractual certifications, warranties, covenants, and representations provided to Kohl’s. Supplier due diligence programs are expected to be designed in conformity with the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas;

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cooperate with our 3TG due diligence process, including by providing us, from time to time, with written certifications and other information concerning the origin of 3TG included in products supplied to Kohl’s. As part of our process, suppliers of Kohl’s private portfolio products will be expected to complete the Responsible Minerals Initiative’s (the “RMI”) Conflict Minerals Reporting Template (“CMRT”); and

•	support industry efforts to enhance traceability and responsible practices in global mineral supply chains.

Under our Conflict Minerals Policy, we reserve the right to require from any supplier at any time such additional information, certifications, and documentation as we deem necessary to monitor or assess compliance with the Conflict Minerals Policy or other contractual certifications, warranties, covenants, and representations provided to us. We do not seek to embargo the Covered Countries and encourage our suppliers to continue to source responsibly from the Covered Countries.

Reasonable Country of Origin Inquiry

As required by the Conflict Minerals Rule, we conducted a good faith reasonable country of origin inquiry (“RCOI”) to determine whether the 3TG in our in-scope products originated in a Covered Country. For our RCOI, to the extent applicable, we followed the same processes and procedures used in our due diligence—specifically, Steps 1 and 2 of the design framework contemplated in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Third Edition) (the “OECD Guidance”). The OECD Guidance is described below under “Select Elements of Design Framework and Due Diligence Program.”

Inquiries were made to all suppliers that provided Kohl’s with private portfolio products during 2024, regardless of whether our level of influence over the materials, parts, or components of those products would otherwise bring them in scope for purposes of our compliance with the Conflict Minerals Rule. We refer to our suppliers of private portfolio products for 2024 as “Suppliers.” For 2024, we contacted 270 Suppliers.

The Suppliers identified to us 164 different smelters and refiners as potentially having processed the necessary 3TG contained in our potentially in-scope products. Of these identified smelters and refiners, 160 of the smelters and refiners were listed as Conformant (as defined herein) by the RMI. Based on our RCOI, we concluded that 123 of these 160 smelters and refiners sourced entirely from outside of the Covered Countries. Our conclusion was based on the Service Provider’s (as defined below) analysis, including information made available by the RMI to its members.

Based on the results of our RCOI, we conducted due diligence for 2024. These due diligence efforts are discussed in further detail below.

We use a third-party service provider that specializes in supply chain mapping and compliance (the “Service Provider”) to assist us with the collection, review, validation, and analysis of the information received from the Suppliers. Some of the compliance activities described in this Report were performed by the Service Provider on our behalf.

Due Diligence Measures

Design Framework

We designed our due diligence measures relating to 3TG to conform with, in all material respects, the criteria set forth in the OECD Guidance.

Select Elements of Design Framework and Due Diligence Program

The OECD Guidance outlines a five-step framework for conducting due diligence to support responsible supply chain management of minerals from conflict-affected and high-risk areas. Below, we highlight select elements of our due diligence program. These examples do not represent the full scope of measures we have implemented to promote the responsible sourcing of 3TG in our products. The section headings that follow align with the five-step structure set forth in the OECD Guidance.

OECD Guidance Step 1: Establish strong company management systems

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We have adopted a Conflict Minerals Policy, which is available on our website at https://investors.kohls.com/governance/governance-documents/default.aspx. The information contained on our website is not incorporated by reference into this Report or the Form SD and should not be considered part of either report. A summary of the Conflict Minerals Policy is provided earlier in this Report.

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Our conflict minerals compliance efforts are led by a cross-functional working group, referred to as our Social Responsibility Committee, which is overseen by our Legal team under the direction of our Chief Legal Officer. Functional areas represented on the Social Responsibility Committee include Legal, Global Sourcing, Production & Product Services, and Factory Compliance. Merchants and sourcing personnel are also involved in the compliance process. In addition, we supplement our internal efforts with support from specialist outside counsel and the Service Provider.

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We communicate our commitment to compliance with the Conflict Minerals Rule to relevant merchants and other select internal personnel through email, phone calls, and in-person meetings. Additionally, senior leadership, along with designated members of our Global Sourcing and Production & Product Services teams, merchants, and other key internal stakeholders, are regularly briefed and educated on the requirements of the Conflict Minerals Rule and our related compliance program.

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Kohl’s Terms of Engagement and Merchandise Purchase Order Terms and Conditions, which govern our product purchases, include provisions designed to clarify our expectations regarding 3TG compliance and promote supplier adherence. These terms require all suppliers to certify, warrant, covenant, and represent that all merchandise sold to Kohl’s is free of any 3TG that directly or indirectly finances or benefits armed groups in a Covered Country.

•	With the support of the Service Provider, we use the CMRT developed by the RMI to identify smelters and refiners in our supply chain.

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Records related to our 3TG due diligence, including processes, findings, decisions, and other relevant business documentation, are retained for a minimum of five years. These records are maintained on our behalf by the Service Provider and are generally stored electronically.

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We provide mechanisms for employees, suppliers, and other stakeholders to report potential violations of our Conflict Minerals Policy. These include both a web-based reporting platform and a confidential telephone hotline. Reports can be submitted online at kohlsintegrity.com or via phone at (800) 837-7297.

OECD Guidance Step 2: Identify and assess risk in the supply chain

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For 2024, the Service Provider requested by email that the Suppliers provide us with information, through the completion of a CMRT, concerning the usage and source of 3TG in their products, as well as information concerning the Suppliers’ related compliance measures. Both we and the Service Provider followed up multiple times, if necessary, by email or phone with Suppliers that did not respond to the request within the specified timeframe.

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Through the Service Provider, compliance training and related resources were made available to Suppliers to support the accuracy and completeness of their CMRT submissions. Suppliers also received an email outlining our compliance program requirements, which included a link to the Service Provider’s online supplier education portal, along with contact information (email and phone) for assistance with questions or guidance on completing the survey request.

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The Service Provider reviewed Supplier responses for plausibility, consistency, and completeness, and conducted follow-up—via email or phone—with any Supplier whose submission triggered one or more of seven predefined quality control flags. Responses were received from 97% of the Suppliers.

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Smelter and refiner information provided by Suppliers was cross-checked against the Service Provider’s internal database. For any entity not found in the database, the Service Provider requested Supplier confirmation to verify that the listed entity is indeed a smelter or refiner.

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The Service Provider also reviewed smelter and refiner information against the lists of Conformant and Active (as defined herein), or their equivalents, published by the RMI, the London Bullion Market Association, and the Responsible Jewellery Council.

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If a smelter or refiner identified by a Supplier was not listed as Conformant (or the equivalent) by an independent third party, the Service Provider sought to obtain additional information by directly contacting the smelter or refiner. These outreach efforts focused on gathering details about sourcing practices, including countries of origin and transfer, internal due diligence procedures, and any chain-of-custody processes used to trace the origin of 3TG. The Service Provider also conducted internet research to identify any external information related to the smelter’s or refiner’s sourcing practices. For calendar year 2024, of the 164 smelters and refiners identified by Suppliers as potentially having processed 3TG in our in-scope products, 160 were listed as Conformant by the RMI, based on information provided by the Service Provider as of April 14, 2025.

•	Based on the information furnished by the Suppliers, the Service Provider, and other information known to us, we assess the risk of adverse impacts.

OECD Guidance Step 3: Design and implement a strategy to respond to identified risks

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Our Chief Legal Officer, who oversees our 3TG compliance strategy, periodically reports the findings of our supply chain risk assessments to senior leadership, as well as to the Board of Directors or its Audit Committee or Nominating and ESG Committee, as appropriate.

•	We address identified risks on a case-by-case basis, allowing us to tailor our response to the specific nature and context of each risk.

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To the extent smelters and refiners are not listed as Conformant, we seek to apply leverage, through our participation in and support of the RMI, to encourage their progress toward Conformant status. In coordination with the Service Provider, we also utilize information made available by the RMI to its members to monitor ongoing improvements by these smelters and refiners.

OECD Guidance Step 4: Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain

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As part of our due diligence, we utilize and rely on information provided by the RMI regarding independent third-party audits of smelters and refiners. This information helps us assess each smelter’s or refiner’s due diligence practices and determine their Conformant status.

•	We also support the execution of independent third-party audits through our membership in the RMI.

OECD Guidance Step 5: Report on supply chain due diligence

•	We file a Form SD and a Conflict Minerals Report with the Securities and Exchange Commission and make information from these filings available on our website.

•	We also include information related to 3TG compliance in our Kohl’s Cares Report, which focuses on our Environmental, Social and Governance stewardship and is publicly accessible on our website.

Product, Smelter, Refiner, and Country of Origin Information

In-Scope Products

For additional information regarding our potentially in-scope products, see the section titled “Applicability of the Conflict Minerals Rule to Kohl’s.” For a broader discussion of our product offerings, refer to our Annual Report on Form 10-K for the fiscal year ended February 1, 2025. Please note that the information contained in our Form 10-K is not incorporated by reference into this Report or our Form SD and should not be considered to form part of either report.

Identified Smelters and Refiners

In connection with our RCOI and due diligence, as applicable, Suppliers identified 164 smelters and refiners that may have processed the necessary 3TG contained in our in-scope products during 2024. The table below provides a summary of the smelter and refiner data reported by Suppliers. Please refer to the accompanying notes for additional context and explanations regarding the information presented in this table.

	Conformant	Active	Smelter Look- Up Tab List Only
Tantalum	25	0	0
Tin	64	0	3
Tungsten	32	0	1
Gold	39	0	0

Total	160	0	4

We note the following in connection with the information presented in the above table:

(a)

Not all of the smelters and refiners included may have processed the necessary 3TG contained in our in-scope products, since some Suppliers reported at a “company level,” meaning that they reported the 3TG contained in all of their products, not just those in the products they sold to us. Some Suppliers may have also reported smelters and refiners that were not in our supply chain due to over-inclusiveness in the information received from their suppliers or for other reasons. Conversely, the list may not capture all smelters and refiners in our supply chain, as some Suppliers may not have identified every smelter or refiner used to process the necessary 3TG in our in-scope products, and a small number of Suppliers did not respond to our inquiries.

(b)	The table only includes entities that were listed as smelters or refiners by the RMI.

(c)	Smelter or refiner status information included in the table is derived from information provided to us by the Service Provider on April 14, 2025.

(d)

“Conformant” means that a smelter or refiner has successfully completed an assessment against the applicable Responsible Minerals Assurance Process (“RMAP”) standard or an equivalent cross-recognized assessment. Smelters and refiners listed as “re-audit in progress” are still considered to be Conformant. Included smelters and refiners were not necessarily Conformant for all or part of 2024 and may not continue to be Conformant for any future period.

(e)	“Active” means that the smelter or refiner is currently engaged in the RMAP but a conformance determination has yet to be made.

(f)

“Smelter Look-Up List Tab Only” means that a smelter or refiner is listed on the Smelter Look-up tab list of the CMRT, but is not listed as “Conformant” or “Active.” The RMI notes on its website that, due to the eligibility criteria for a RMAP assessment, smelters are sometimes removed from the Conformant list because they are no longer operational and not because they are non-conformant to the standard.

(g)	Smelter or refiner status reflected in the table is based solely on information made publicly available by the RMI, without independent verification by us.

We sought to determine the mine or location of origin of the necessary 3TG in our in-scope products by requesting that Suppliers submit a completed CMRT and through the additional procedures carried out by us and the Service Provider, as described in this Report. As discussed earlier in this Report, our position within the supply chain limits our direct visibility into the sourcing of 3TG. As a result, we rely on our Suppliers to provide accurate information regarding smelters and refiners. While we conduct a RCOI and due diligence measures, these efforts do not provide absolute certainty regarding the source and chain of custody of the necessary 3TG in our in-scope products.

Based on the Service Provider’s analysis, the countries of origin of the 3TG processed by the Conformant smelters and refiners identified by the Suppliers may have included the countries listed below, among others. The Company has not been able to reliably determine the countries of origin for the 3TG processed by the remaining smelters and refiners included in the table.

Angola*	Guinea	Peru
Argentina	Guyana	Philippines
Armenia	Hungary	Poland
Australia	India	Portugal
Austria	Indonesia	Russian Federation
Belarus	Ireland	Rwanda*
Belgium	Israel	Saudi Arabia
Bolivia	Italy	Sierra Leone
Brazil	Japan	Singapore
Burundi*	Kazakhstan	Slovakia
Cambodia	Kenya	South Africa
Canada	Korea, Republic of	South Sudan*
Central African Republic*	Kyrgyzstan	Spain
Chile	Laos	Suriname
China	Luxembourg	Sweden
Colombia	Madagascar	Switzerland
Congo, Republic of the*	Malaysia	Taiwan
Democratic Republic of the Congo*	Mali	Tajikistan
Côte d’Ivoire	Mexico	Tanzania*
Czechia	Mongolia	Thailand
Djibouti	Morocco	Turkey
Ecuador	Mozambique	Uganda*
Egypt	Myanmar	United Kingdom
Estonia	Namibia	United States of America
Ethiopia	Netherlands	Uzbekistan
France	Niger	Vietnam
Germany	Nigeria	Zambia*
Ghana	Papua New Guinea	Zimbabwe

*	Represents a Covered Country

Alternatively, or in addition, some of the Conformant smelters and refiners may have sourced from recycled or scrap sources.

Based on the information obtained pursuant to the RCOI and due diligence process described above, we do not have sufficient information to determine with reasonably certainty the origin of necessary 3TG contained in our in-scope products and therefore cannot exclude the possibility that some may have originated in a Covered Country, did not come from recycled or scrap sources, or may have originated from non-conflict free smelters or refiners. Although we did not determine that any of the necessary 3TG contained in our in-scope products directly or indirectly financed or benefited armed groups in the Covered Countries, we lacked sufficient information to conclude whether our in-scope products are “DRC conflict free.” The terms “armed group” and “DRC conflict free” have the meanings contained in the Conflict Minerals Rule.

Future Risk Mitigation Efforts

To mitigate the risk that the necessary 3TG in our in-scope products may benefit armed groups, we intend to take the following additional steps in 2025, either directly or through the Service Provider:

•	continue to encourage Suppliers who provided company-level information for 2024 to instead provide product-level information for 2025;

•	continue to engage with Suppliers who submitted incomplete responses or failed to respond in 2024 to help ensure they provide the requested information for 2025; and

•	continue to communicate our sourcing expectations to existing and new in-scope Suppliers, including by distributing our Conflict Minerals Policy.

These actions are in addition to the measures taken in connection with our 2024 compliance efforts, which we intend to continue in 2025 where applicable.

Forward-Looking Statements and Other Disclaimers

This Report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “believes,” “anticipates,” “plans,” “may,” “intends,” “will,” “should,” “expects,” and similar expressions or the use of the future tense are intended to identify forward-looking statements. In addition, any statements that do not relate to historical or current facts or matters constitute forward-looking statements. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements within this Report include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that the necessary 3TG in our in-scope products may benefit armed groups.

Forward-looking statements are subject to various risks, uncertainties, and assumptions that could cause actual actions, results, or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not limited to: (i) the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all; (ii) whether smelters and refiners and other market participants responsibly source 3TG; (iii) our direct and indirect suppliers’ responsiveness and cooperation with the Company’s due diligence efforts; and (iv) political and regulatory developments, whether in the Covered Countries, the United States, or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Report is filed. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date this Report is filed or to reflect the occurrence of unanticipated events.

This Report or the conflict minerals disclosure set forth in the related Form SD was not subject to an independent private sector audit, as such audit was not required. The statements made in this Report and the related Form SD are based on the information available at the time this Report was prepared and filed, and a number of factors may change this information.

The conflict minerals disclosure set forth in this Report and the related Form SD is publicly available on Kohl’s website at https://investors.kohls.com/governance/governance-documents/default.aspx. The content on, or accessible through, any website referred to in this Report or the related Form SD is not incorporated by reference into this Report or the Form SD unless expressly noted.